

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 3, 2010

<u>VIA U.S. Mail and Facsimile +011 65 6221 1172</u>

Hoh Weng Ming
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581

> **Re: China Yuchai International Limited**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 1-13522**

Dear Mr. Ming:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that your independent registered accountant's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or please provide a reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F. As a related matter, please note that when you amend a filing the entire text of the amended item must be included in the amendment. Refer to Exchange Act Rule 12b-15.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Accounting Reviewer